SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549


          ---------------------------------
                   IN THE MATTER OF        :          CERTIFICATE
                 SEMPRA ENERGY, ET AL.     :          PURSUANT TO
                                           :            RULE 24
                   File No. 70-9333        :
                                           :
            (Public Utility Holding Company:
                     Act of 1935)          :
          --------------------------------

                    This Certificate of Notification (the "Certificate") is
          filed by Sempra Energy ("Sempra"), a California corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the transaction proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Sempra in File No. 70-9333. The transaction was authorized by Order of the Securities and Exchange Commission (the "Commission") dated February 1, 1999 (the "Order"). Sempra hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act:

                    i. That, through an indirect subsidiary, Frontier Pacific, Inc., Sempra has acquired 90.1% of the membership interests of Frontier Energy, LLC ("Frontier"), a North Carolina limited liability company which will become a "gas utility company" within the meaning of Section 2(a)(4) of the Act .

                    ii. The transaction approved by the Commission has been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

                    iii. Filed   herewith   as   Exhibits   F-1   and  F-2,
          respectively, are "past-tense" Opinions of Counsel for Sempra.

                                  S I G N A T U R E

                    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.


                                        SEMPRA ENERGY


                                        By: /s/ Warren I. Mitchell
                                            ----------------------
                                              Name: Warren I. Mitchell
                                              Title:   Group President -
                                                        Regulated Business
                                                        Units


                                        FRONTIER PACIFIC, INC.


                                        By: /s/ Eric B. Nelson
                                            ------------------
                                              Name: Eric B. Nelson
                                              Title:   President




          February 12, 1999


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